UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2015

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NOTIFICATION OF TRANSACTIONS OF DIRECTORS / PERSONS DISCHARGING MANAGERIAL
RESPONSIBILTIES (PDMRs) AND CONNECTED PERSONS

Notification relating to a transaction notified in accordance with: DR 3.1.4
R(1)(a)

Date of Notification: January 30, 2015

Today’s date: February 2, 2015

Name of Issuer: Royal Dutch Shell plc (RDS)

Date of transaction: January 30, 2015

Name of Directors / PDMRs:
Directors and PDMRs who have interests in employee share plans (names listed below)

Nature of the transaction:
1) Confirmation of the number of RDS shares deferred under the Deferred Bonus
Plan (DBP) representing a percentage of their annual bonus that will be deferred for performance year 2014.

2) The award of conditional shares of RDS under the Long Term Incentive Plan
(LTIP).

Consideration for the transaction:
1) Percentage of cash value of the annual bonus awards for performance year 2014 that is to be converted into shares (DBP)

Ben van Beurden 50% of bonus €1,650,000
Simon Henry 50% of bonus €950,000

John Abbott 50% of bonus £494,500
Harry Brekelmans 50% of bonus €457,000
Andrew Brown 50% of bonus   £514,500
Donny Ching 50% of bonus    AUD 554,500
Hugh Mitchell 50% of bonus £474,500
Marvin Odum 50% of bonus $917,000
2) No consideration (LTIP).

Directors

1) DBP

Ben van Beurden 61,281 RDSA
Simon Henry 33,972 RDSB

2) LTIP

Ben van Beurden   180,575 RDSA
Simon Henry   99,451 RDSB

PDMRs

1) DBP

John Abbott 23,497 RDSB
Harry Brekelmans 16,973 RDSA
Andrew Brown 24,447 RDSB
Donny Ching 14,104 RDSA
Hugh Mitchell 22,546 RDSB
Marvin Odum 14,922 RDS.A

2) LTIP

John Abbott 50,000 RDSB
Harry Brekelmans 50,000 RDSA
Andrew Brown 50,000 RDSB
Donny Ching 36,000 RDSA
Hugh Mitchell 42,000 RDSB
Marvin Odum 35,000 RDS.A

Classes of security:
Royal Dutch Shell Class A Ordinary shares ("RDSA")
Royal Dutch Shell Class B Ordinary shares ("RDSB")
Royal Dutch Shell plc Class A ADS ("RDS.A")

Notes

Details of the Deferred Bonus Plan (DBP) and Long Term Incentive Plan (LTIP) can
be found in the Royal Dutch Shell plc Annual Report and Form 20-F for the year ended December 31, 2013 (www.shell.com/annualreport)

Mark Edwards
Deputy Company Secretary
Royal Dutch Shell plc

ENQUIRIES:

MEDIA
International: +44 (0) 207 934 5550
USA: +1 713 241 4544

INVESTOR RELATIONS
International: + 31 (0) 70 377 4540
North America: +1 713 241 1042

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 3 February 2015	By:	/s/M.Edwards
	Name:	M.Edwards
	Title:	Deputy Company Secretary